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04003821

ATES
NGE COMMISSION
C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 1 2004

FACING PAGE

SEC FILE NUMBER
8- 46646

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2003__ AND ENDING __12/31/2003__
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDHAM FINANCIAL Services, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1306 ORCHARD ROAD
(No. and Street)

Charlotte   Vermont   05445
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL D. MENDELSOHN   (802) 425-7755
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fisk Reed & Love
(Name – if individual, state last, first, middle name)

15 ELm street   BENNINGTON   Vermont   05201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _PAUL D. MENDELSOHN_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WINDHAM FINANCIAL SERVICES, INC. , as
of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM FINANCIAL SERVICES, INC.

Financial Statements and Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Table of Contents



FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Independent Auditors' Report

Board of Directors
Windham Financial Services, Inc.

We have audited the accompanying statements of financial condition of Windham Financial Services, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fisk Reed & Love, P.C.

February 3, 2004

Vt. Reg. #357

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@frlcpa.com
www.frlcpa.com

WINDHAM FINANCIAL SERVICES, INC.
Statements of Financial Condition

		December 31,	
		2003	2002
Assets			
Cash	$	89,947	100,961
Commissions receivable		44,862	31,081
Prepaid expenses		7,343	8,803
Total current assets		142,152	140,845
Furniture, equipment and leasehold improvements, net		85,480	80,717
Total assets	$	227,632	221,562
Liabilities and Stockholder's Equity			
Accounts payable	$	6,034	9,866
Accrued expenses		4,718	327
Total current liabilities		10,752	10,193
Commitments and contingencies (note 5)			
Stockholder's Equity:			
Common stock, no par value: 1,000 shares authorized;100 shares issued and outstanding		100	100
Additional paid-in capital		124,040	124,040
Retained earnings		92,740	87,229
Total stockholder's equity		216,880	211,369
Total liabilities and stockholder's equity	$	227,632	221,562

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Income

		Year Ended December 31,	
		2003	2002
Revenues:			
Commissions	$	346,379	390,244
Interest earned		3,011	3,030
Management fees		55,240	43,770
Net gain (loss) on investments		(235)	1,312
		404,395	438,356
Expenses:			
Commissions and brokerage		79,406	75,028
Depreciation and amortization		6,454	4,471
Employee compensation and benefits		227,935	197,132
Occupancy and equipment rental		29,990	47,094
Other operating expenses		45,599	53,446
		389,384	377,171
Net income	$	15,011	61,184

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stock-holder's Equity
	Number of Shares	Amount			
Balances January 1, 2002	100	$ 100	124,040	26,045	150,185
Net income	-	-	-	61,184	61,184
Balances December 31, 2002	100	100	124,040	87,229	211,369
Net income	-	-	-	15,011	15,011
Distributions to shareholder	-	-	-	(9,500)	(9,500)
Balances December 31, 2003	100	$ 100	124,040	92,740	216,880

See accompanying notes to financial statements.

4

WINDHAM FINANCIAL SERVICES, INC.
Statements of Cash Flows

		Year Ended December 31,	
		2003	2002
Cash flows form operating activities:			
Net income	$	15,011	61,184
Adjustments to reconcile net income to net			
cash provided by (used in) operating activities:			
Depreciation and amortization		6,454	4,471
(Increase) decrease in commissions receivable		(13,781)	27,204
(Increase) decrease in prepaid expenses		1,460	(675)
Decrease in accounts payable		(3,832)	(8,268)
Increase (decrease) in accrued liabilities		4,391	(2,122)
Total adjustments		(5,308)	20,610
Net cash provided by operating activities		9,703	81,794
Cash flows from investing activities:			
Expenditures for equipment and leasehold			
improvements		(11,217)	(75,775)
Net cash used in investing activities		(11,217)	(75,775)
Cash flows from financing activities:			
Distributions to shareholder		(9,500)	-
Net cash used in financing activities		(9,500)	-
Net increase (decrease) in cash		(11,014)	6,019
Cash, beginning of year		100,961	94,942
Cash, end of year	$	89,947	100,961

See accompanying notes to financial statements.

5

(1) Description of Business Activity and Summary of Significant Accounting Policies
   (a) Business Activity
Windham Financial Services, Inc. (the "Company") was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA).

In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD). The Company is a member of NASD, Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers in the northeastern United States.

   (b) Customer Accounts
The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as income in the period earned.

   (c) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

6

(1) Description of Business Activity and Summary of Significant Accounting Policies (continued)

(d) Cash

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over an estimated economic life of thirty-nine years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(f) Organization Costs

Organization costs represent professional and registration fees associated with the commencement of broker-dealer activities by the Company and are being amortized over five years.

(g) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(2) Commissions Receivable

Commissions receivable consist of commissions earned and due from the clearing broker, investment companies, life insurance companies and variable annuity distributors.

(3) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

	2003	2002
Furniture and equipment	$ 35,473	24,256
Leasehold improvements	70,649	70,649
	106,122	94,905
Less accumulated depreciation and amortization	(20,642)	(14,188)
	$ 85,480	80,717

(4) Income Taxes

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code.   Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

(5) Retirement Plan Contributions

The Company has created a 401(k) plan for its employees in 2003. Retirement plan contributions were $26,000 for the year ended December 31, 2003.

(6) Commitments and Contingencies

Commitments

The Company leases its office space in Charlotte, Vermont from its stockholder under an agreement requiring monthly payments of $950. Prior to relocating in August of 2002 the Company leased office space in Burlington, Vermont. Rent expense under these leases for the years ended December 31, 2003 and 2002 amounted to $11,400 and $16,217, respectively.

The Company also leases certain equipment under operating lease agreements.

Contingencies

The Company is a respondent in an arbitration before the NASD. The Company believes that an unfavorable outcome is unlikely in this matters and that any settlement beyond the limits of the company's deductible under its insurance coverage would not have a material adverse effect on the financial statements.

(7) Liabilities Subordinated to Claims of General Creditors

At December 31, 2003 and 2002 the Company had no liabilities subordinated to claims of general creditors.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $84,918, which was $79,918 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.127 to 1.

Net capital reflects an immaterial difference from the amount reported in the Company's unaudited FOCUS report as a result of audit adjustments totaling $1,095 to record additional accounts payable and payroll tax expense.

WINDHAM FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2003

Net capital:

Total stockholder's equity $ 216,880

Less:

Non-allowable assets:

Prepaid expenses	$ 7,343	
Equipment and leasehold improvements	85,480	
Non-allowable receivables	31,373	
NASD CRD account	281	(124,477)

Other deductions:

Excess blanket bond deductible	(5,000)

Net capital	$ 87,403
15c3-1(f) Haircut (CD-5%)	(2,485)
Adjusted net capital	$ 84,918

Aggregate indebtedness:

Current liabilities	$ 10,752

Required net capital	$ 5,000

Excess net capital	$ 79,918

Ratio: Aggregate indebtedness to net capital	0.127 to 1

WINDHAM FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is not subject to the requirements of SEC Rule 15c3-3.

WINDHAM FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is not subject to the requirements of SEC Rule 15c3-3.



Independent Auditors' Report on Internal Control Structure
Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Windham Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Windham Financial Services, Inc. (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

115 Elm Street • P.O. Box 319 • Bennington,Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@frlcpa.com
www.frlcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fisk Reed & Love, P.C.

February 3, 2004

Vt. Reg. #357

